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                            NEW ENGLAND ZENITH FUND

             Amendment No. 1 to Agreement and Declaration of Trust

       The undersigned, being the sole trustee of New England Zenith Fund (the "Trust") and having determined it to be consistent with the fair and equitable treatment of all shareholders of the Trust, hereby consents to and adopts the following amendment to the Trust's Agreement and Declaration of Trust, a copy of which is on file in the office of the Secretary of State of the Commonwealth of
Massachusetts:

       The designation of the Trust's "U.S. Government Securities Series" is hereby changed to "Money Market Series", and the first sentence of Section 6 of
Article III of the Agreement and Declaration of Trust is hereby amended to read in its entirety as follows:

       Without limiting the authority of the Trustees set forth in Section 5, inter alia, to establish and designate any further series or classes or
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       to modify the rights and preferences of any Series, each of the following five Series shall be, and is hereby, established and designated: (1) the "Money Market Series", (2) the Bond Income Series", (3) the Capital
       Growth Series", (4) the "Stock Index Series" and (5) the "Managed
       Series".

       The forgoing amendment shall become effective as of the time it is filed with the Secretary of State of the Commonwealth of Massachusetts.

       IN WITNESS WHEREOF, I have hereunto set my hand for myself and for my successors and assigns this 22nd day of January, 1987.



                                   /s/JOHN EX RODGERS
                                   John Ex Rodgers